Exhibit 3.1.6

ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

NATIONAL COAL CORP.

NATIONAL COAL CORP., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in order to amend its Articles of Incorporation as now in effect (the “Articles of Incorporation”), in accordance with the requirements of Chapter 607, Florida Statutes, does hereby certify as follows:

1. The name of the Corporation is NATIONAL COAL CORP. and its Document Number with the Florida Department of State is P95000061770.

2. The amendments being effected hereby (the “Amendments”) were duly adopted and approved by the Board of Directors of the Corporation (the “Board of Directors”), at a meeting of the Board of Directors held on May 6, 2010. The Amendments were duly adopted and approved by the holders of Common Shares of this Corporation having the requisite number of votes sufficient for approval at a meeting of the shareholders held on June 21, 2010. The Common Shares are the only outstanding voting securities of the Corporation.

3. These Articles of Amendment of the Articles of Incorporation of National Coal Corp. (these “Articles of Amendment”) shall be effective upon filing hereof with the Department of State of the State of Florida.

4. The first paragraph of ARTICLE III of the Articles of Incorporation shall be deleted and the following first paragraph of ARTICLE III shall be inserted in its place:

“The total number of shares of all classes that the Corporation shall have the authority to issue is one hundred thirty million (130,000,000) shares, of which ten million (10,000,000) shares at $.0001 par value shall be a class designated “Preferred Shares” and one hundred twenty million (120,000,000) shares at $.0001 par value shall be a class designated “Common Shares”.”

5. ARTICLE III of the Articles of Incorporation shall be amended to insert immediately following the first paragraph thereof, the following new paragraph effecting a combination of the outstanding shares of Common Shares:

“Simultaneously with the effective date of the filing of this Articles of Amendment (the “Effective Date”), every four (4) Common Shares of the Corporation then issued and outstanding (the “Old Common Shares”) shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) Common Share of the Corporation (the “Reverse Stock Split”); provided, however, that the number of Common Shares authorized pursuant to the first paragraph of this ARTICLE III shall not be altered. No fractional share shall be issued upon the Reverse Stock Split. All Common Shares (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a Common Share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fraction multiplied by the fair market value per share of the common stock (on a post-Reverse Stock Split basis) as determined in a reasonable manner by the Board of Directors.”

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment of the Articles of Incorporation of National Coal Corp. as of the 21st day of June, 2010.

NATIONAL COAL CORP.

By:	/s/ Daniel Roling
Name:	Daniel Roling
Title:	President and Chief Executive Officer